March 13, 2025

Yingzhi (Lisa) Tang
Co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210, People   s Republic of China

       Re: Boqii Holding Ltd
           Draft Registration Statement on Form F-1
           Submitted March 7, 2025
           CIK No. 0001815021
Dear Yingzhi (Lisa) Tang:

        Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, we note that the audit report is not properly signed and dated.

       We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ben Smolij